ARTICLES SUPPLEMENTARY

GENERAL MONEY MARKET FUND, INC., a Maryland corporation having its principal office in the State of Maryland in Baltimore (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  The aggregate number of shares of Common Stock that the Corporation has authority to issue is increased by ten billion (10,000,000,000) shares, all of such shares shall be classified as Class B Common Stock of the Corporation.

SECOND:  The shares of Class B Common Stock of the Corporation classified hereby shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set forth in Article FIFTH of the Articles of Incorporation of the Corporation (the "Charter"), and shall be subject to all provisions of the Corporation's Charter relating to stock of the Corporation generally.

THIRD:  Immediately before the increase and classification of shares as set forth in Article FIRST hereof, the Corporation has heretofore authorized the issuance of twenty-five billion five hundred million (25,500,000,000) shares of stock, all of which were shares of Common Stock, having a par value of one cent ($.01) per share and an aggregate par value of two hundred fifty-five million dollars ($255,000,000), classified as follows:

Class	Shares Authorized
Class A shares	7,000,000,000
Class B shares	18,500,000,000
Total	25,500,000,000

FOURTH:  As hereby increased and classified, the total number of shares of stock which the Corporation has authority to issue is thirty-five billion five hundred million (35,500,000,000) shares of stock, all of which are shares of Common Stock, having a par value of one cent ($.01) per share and an aggregate par value of three hundred fifty-five million dollars ($355,000,000), classified as follows:

Class	Shares Authorized
Class A shares	7,000,000,000
Class B shares	28,500,000,000
Total	35,500,000,000

FIFTH:  The Corporation is registered as an open-end investment company under the Investment Company Act of 1940, as amended.

SIXTH:  The Board of Directors of the Corporation increased the total number of shares of capital stock that the Corporation has authority to issue pursuant to Section 2-105(c) of the Maryland General Corporation Law and classified the increased shares pursuant to authority provided in the Corporation's Charter.

IN WITNESS WHEREOF, General Money Market Fund, Inc. has caused these Articles Supplementary to be signed in its name and on its behalf by its Vice President who acknowledges that these Articles Supplementary are the act of the Corporation, that to the best of her knowledge, information and belief, all matters and facts set forth herein relating to the authorization and approval of these Articles Supplementary are true in all material respects, and that this statement is made under the penalties of perjury.

GENERAL MONEY MARKET FUND, INC.

By:/s/Joni Lacks Charatan

         Joni Lacks Charatan

Vice President

WITNESS:

/s/Sarah Kelleher

  Sarah Keller

Assistant Secretary